UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

VTEX

(Name of Issuer)

Class A Common Shares, par value $0.0001 per share

(Title of Class of Securities)

G9470A102

(CUSIP Number)

September 30, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)
☐ Rule 13d-1(c)
☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No.	Page __2_ of _7___ Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Dynamo Internacional Gestao de Recursos Ltda.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION The Federative Republic of Brazil
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 5,648,948
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 5,648,948
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,648,948
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.2%
12		TYPE OF REPORTING PERSON (See Instructions) FI

SCHEDULE 13G

CUSIP No.	Page __3_ of _7___ Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Dynamo Administração de Recursos Ltda.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION The Federative Republic of Brazil
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 39,531
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 39,531
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 39,531
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.1%
12		TYPE OF REPORTING PERSON (See Instructions) FI

Item 1.
(a)	Name of Issuer.

VTEX

(b)	Address of Issuer's Principal Executive Offices.

Harbour Place, 103 South Church Street

Grand Cayman, KY1-1002

Cayman Islands

Item 2.
(a)	Name of Person Filing.

This Statement on Schedule 13G is being filed by Dynamo Internacional Gestão de Recursos Ltda. and Dynamo Administração de Recursos Ltda. (collectively, the “Reporting Persons”), with respect to the Class A Common Shares of VTEX. (the “Issuer”).

Dynamo Internacional Gestão de Recursos Ltda. serves as the investment manager of Dynamo Brasil I LLC, Dynamo Brasil III LLC, Dynamo Brasil V LLC, Dynamo Brasil VI LLC, Dynamo Brasil VIII LLLC, Dynamo Brasil IX LLC, Dynamo Brasil XIV LLC, Dynamo Brasil XV LP and Dynamo Cougar Master Fund, which directly hold the Class A Common Shares reported herein.

Dynamo Administração de Recursos Ltda. serves as the investment manager of Dynamo Cougar Master Fundo de Investimento em Ações and Ascese Fundo de Investimento em Ações, which directly hold the Class A Common Shares reported herein.

The funds managed by Dynamo Internacional Gestão de Recursos Ltda. hold together 5,648,948 Class A Common Shares, which represents 7.2% of the Issuer. The funds managed by Dynamo Administração de Recursos Ltda. Hold, on an aggregated basis, 39,531 Class A Common Shares, which represents 0.1% of the Issuer. None of the fund listed above holds more than 5% of the Issuer.

(b)	Address of Principal Business Office or, if none, Residence.

The address of the business office of the Reporting Persons is Av. Ataulfo de Paiva, 1235 - 6 Andar, Rio de Janeiro, 22440-034, Brazil.

(c)	Citizenship.

The Federative Republic of Brazil

(d)	Title of Class of Securities.

Class A Common Shares, par value $0.0001 per share

(e)	CUSIP Number.

G9470A102

Item 3.	If this statement is filed pursuant to § 240.13d-1(b) or § 240.13d-2(b) or (c), check whether the person filing is a:
(a)	☐ Broker or dealer registered under Section 15 of the Act.
(b)	☐ Bank as defined in section 3(a)(6) of the Act.
(c)	☐ Insurance company as defined in section 3(a)(19) of the Act.
(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940.
(e)	☐ An investment adviser in accordance with § 240.13(d)-1(b)(1)(ii)(E).
(f)	☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F).
(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).
(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940.
(j)	☒ A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J).
(k)	☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(J).

If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: investment adviser registered with the Comissão de Valores Mobiliários of the Federative Republic of Brazil.

Item 4.	Ownership.

The information required by Items 4(a)-(c) is set forth in Rows 5-11 of each Cover Page and is incorporated herein by reference.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

The Reporting Persons are filing this Statement on Schedule 13G with respect to the Class A Common Shares held directly by the funds listed on item 2(a) above. No such fund is known to have such an interest relating to more than 5% of the class of subject securities.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Member of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to investment advisers registered with the Comissão de Valores Mobiliários of the Federative Republic of Brazil is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 14, 2024

Dynamo Internacional Gestão de Recursos Ltda. Dynamo Administração de Recursos Ltda.

By:	/s/ Emerson Adriano Ferrato Melo
	Name:	Emerson Adriano Ferrato Melo
	Title:	Chief Operating Officer